Exhibit 99.6

Annual Report to Unitholders

December 31, 2025

Table of Contents

Annual Management Report of Fund Performance	3

Annual Financial Statements	9

The annual management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s annual financial statements. A copy of the annual financial statements has been included within the Annual Report to Unitholders. You can also get a copy of the annual financial statements at your request, and at no cost, by calling 1-888-622-1813, by visiting our website at www.sprott.com or SEDAR at www.sedarplus.ca or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Unitholders may also contact us using one of these methods to request a copy of the investment fund’s proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure.

Sprott Physical Copper Trust	December 31, 2025

Annual Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Copper Trust (the “Trust”) is a closed-end investment trust established on April 12, 2024 under the laws of the Province of Ontario, Canada and its provisions and features are set out in an amended and restated trust agreement dated as of May 10, 2024. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. WMC Energy B.V. is the technical advisor (the “Advisor”) to the Manager.

The Trust was created to invest and hold substantially all of its assets in physical copper. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical copper without the inconvenience that is typical of a direct investment in physical copper. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical copper and does not speculate with regard to short-term changes in copper prices.

Recent Developments

On June 6, 2024, the Trust closed its initial public offering of 10,000,000 transferable units (the “Units”) at a price of $10 per Unit (the “Offering”) and generated gross proceeds of $100 million. Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Cantor Fitzgerald Canada Corporation (as “Joint Bookrunners”) and RBC Dominion Securities Inc. and TD Securities Inc. (together with the Joint Bookrunners, the “Underwriters”) acted as underwriters of the IPO. The units commenced trading on the same day in both U.S. dollars and Canadian dollars on the Toronto Stock Exchange (“TSX”) under the symbols “COP.U” and “COP.UN”.

On June 20, 2024, in connection with the Offering, the Underwriters partially exercised the over-allotment option and purchased 1,000,000 transferable Units at the initial public offering price of $10.00 per Unit (the “Over Allotment Exercise”) and generated gross proceeds of $10 million.

Of the $110 million gross proceeds raised through the above transactions, the Trust paid approximately $6.1 million in respect of underwriting commissions and other expenses, invested $100.4 million in physical copper at an average cost of $10,025.87 per metric ton and retained $3.5 million in cash in order to provide available funds for the Trust’s ongoing expenses and potential redemptions.

On July 8, 2024, the Trust entered into a Sales Agreement with Cantor Fitzgerald Canada Corporation, Virtu Canada Corp., Canaccord Genuity Corp. and BMO Nesbitt Burns Inc. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the TSX through a market maker in Canada pursuant to a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

On February 17, 2026, in connection with the previous approval by the United States’ Securities and Exchange Commission (the “SEC”) of a Rule 19b-4 application filed by the NYSE Arca to list and trade the Trust’s trust units on NYSE Arca, amendments were made to the Trust’s trust agreement.

The amendments to the trust agreement provide that, following the Trust’s unitholder approval at a meeting of unitholders as required under applicable Canadian securities laws, the Trust’s current semi-annual redemption feature will become a monthly redemption feature and the current cap on the number of units that can be redeemed each redemption period (currently capped at 1.5% of the outstanding units at the end of the applicable notice period) will be removed, and make certain consequential changes related to the foregoing and the potential listing of the units on the NYSE Arca. The date of the unitholders meeting is currently pending and will be announced in due course.

Sprott Physical Copper Trust	December 31, 2025

Risks

The risks of investing in the Trust are detailed in the Trust’s most recent prospectus or any amendments thereto. During the period, there were no changes to the Trust that materially affected the overall risk level associated with an investment in the Trust.

Results of Operations

For the year ended December 31, 2025, the unrealized gains on physical copper amounted to $40.3 million and net realized losses on physical copper amounted to $1.7 million, compared to the unrealized losses of $12.5 million and no net realized gains or losses during the period from June 6, 2024 to December 31, 2024.

During the year ended December 31, 2025, the Trust issued 622,019 units through the at-the-market offering program (the “ATM Program”) for gross proceeds of $6.8 million, and redeemed 330,374 units for $2.7 million of cash. Comparatively, for the period from June 6, 2024 to December 31, 2024, the Trust issued 202,900 units through the ATM Program for gross proceeds of $1.7 million and redeemed 168,043 units for $1.2 million of cash.

The value of the net assets1 of the Trust as at December 31, 2025 was $131.4 million or $11.60 per unit, compared to $90.1 million or $8.16 per unit as at December 31, 2024. The Trust held 9,945 metric tons of physical copper as at December 31, 2025 compared to 10,166 metric tons at December 31, 2024. As at December 31, 2025, the spot price of physical copper was $12,619.65 per metric ton compared to the spot price of physical copper of $8,778.83 per metric ton as at December 31, 2024. The Trust returned 42.2% compared to the return on spot copper of 43.8% for the year ended December 31, 2025. Comparatively, for the period from June 6, 2024 to December 31, 2024, the Trust returned -18.4% compared to the return on spot copper of -12.2%.

The units of the Trust closed at $11.31 on the TSX on December 31, 2025 compared to closing price $6.53 on the TSX on December 31, 2024. These units are denominated in U.S. dollars on the exchange. During the year ended December 31, 2025, the Trust’s units traded on the TSX at an average discount to net asset value of approximately 13.1%, compared to an average discount of approximately 4.7% for the period from June 6, 2024 to December 31, 2024.

The Trust pays its own expenses, which include, but are not limited to, audit, legal, and trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchange, storage fees and commission of 1% on the sale and purchase of physical copper, and any expenses associated with the Independent Review Committee of the Trust. Operating expenses2 for the year ended December 31, 2025 amounted $0.8 million compared to $0.8 million for the period from June 6, 2024 to December 31, 2024. Operating expenses for the year ended December 31, 2025 amounted to 0.80% of average net assets3 during the period on an annualized basis, compared to 1.53% for the period from June 6, 2024 to December 31, 2024.

[1]	Net assets are equal to total assets less total liabilities (or total equity) on the statement of financial position.

[2]	The operating expenses non-GAAP measure is calculated for the year ended December 31, 2025 as total expenses per the statements of comprehensive income (loss) less management fees of $0.5 million, commissions of $nil, sales tax of $nil, and net foreign exchange losses (gains) of $nil (amounts for the period from June 6, 2024 to December 31, 2024 were $0.3 million, $1.0 million, $nil, and $nil, respectively).

[3]	Average net assets is the average of the daily net asset value of the Trust for the applicable period.

Sprott Physical Copper Trust	December 31, 2025

Related Party Transactions

The transactions between the Trust and its related parties during the reporting period are outlined below:

Management Fees

The Trust pays the Manager, a monthly management fee equal to 1/12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable sales taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the year ended December 31, 2025, the Trust incurred management fees of $0.5 million compared to $0.3 million for the period from June 6, 2024 to December 31, 2024. As at December 31, 2025, the Trust has no management fee payable4 compared to a nominal amount of management fee payable4 as at December 31, 2024.

Commissions and Additional Fees

Pursuant to the management agreement, the Trust pays the Manager a commission of 1% of the gross value of any purchases or sales of copper, plus any applicable sales taxes, provided that the Manager shall be responsible for any and all third party brokerage fees, commissions and service charges and other similar fees relating to all such transactions. The Trust also pays the Manager an enhancement fee equal to 50% of the profit on all other transactions involving copper, which are not outright purchases or sales of copper, such as lending and exchange transactions. For the year ended December 31, 2025, enhancement fees due to the Manager amounted to $0.1 million and commissions and other services due to the Manager amounted to a nominal amount, compared to $nil and $1.0 million respectively for the period from June 6, 2024 to December 31, 2024. As at December 31, 2025, enhancement fees payable to the Manager amounted to $nil, and commissions and other services payable to the Manager amounted to $nil, compared to $nil and $nil respectively as at December 31, 2024.

Upon any unitholders’ redemption for cash, the unitholders pay the Manager an administration fee equivalent to 1.0% of the aggregate Class Net Asset Value of the redeemed Units as at the applicable redemption date. For the year ended December 31, 2025, administration fees charged to the unitholders from the Manager amounted to a nominal amount, compared to $nil for the period from June 6, 2024 to December 31, 2024.

[4]	Included in Accounts payable on the statements of financial position, if any.

Sprott Physical Copper Trust	December 31, 2025

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the period indicated. All dollar amounts are expressed in U.S. dollars.

The Trust’s Net Assets Per Unit1

	2025	2024[2]
	$	$
Net assets, beginning of year	8.16	10.00 [3]
Increase (decrease) from operations [4]:
Total revenue	0.01	0.02
Total expenses	(0.12)	(0.19)
Realized gains (losses) for the year	(0.16)	—
Unrealized gains (losses) for the year	3.67	(1.14)
Total increase (decrease) from operations	3.40	(1.31)
Net assets at December 31 of year shown	11.60	8.1 [6]

1	This information is derived from the Trust’s audited annual financial statements.

2	2024 information is for the period from June 6, 2024 (commencement of operations) to December 31, 2024.

3	Initial net assets.

4	Net assets per unit is calculated based on the actual number of units outstanding at the relevant period end date. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	2025	2024[1]
Total net asset value (000’s)[2]	$131,433	$90,067
Number of Units outstanding[2]	11,326,502	11,034,857
Management expense ratio[3]	1.30%	2.03%
Trading expense ratio[4]	0.00%	1.86%
Portfolio turnover rate[5]	—	—
Net asset value per Unit	$11.60	$8.16 [6]
Closing market price – TSX	$11.31	$6.53

1	2024 information is for the period from June 6, 2024 (commencement of operations) to December 31, 2024.

2	This information is provided as at December 31 of the year shown.

3	Management expense ratio (“MER”) is based on total expenses (including applicable sales taxes and excluding commissions) for the stated period and is expressed as an annualized percentage of average daily net asset value during the period. The MER for the period from June 6, 2024 (commencement of operations) to December 31, 2024 on an unannualized basis is 1.16%.

4	The trading expense ratio represents total commissions and is expressed as an annualized percentage of average daily net asset value during the period shown.

5	The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the period. The higher the Trust’s portfolio turnover rate in a period, the greater the trading costs payable by the Trust in the period, and the greater the chance of an investor receiving taxable capital gains in the period. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

6	As at December 31, 2024, there was a difference between the previously reported net asset value per Unit of $8.20 as at the date of the financial statements compared to the total equity per unit of $8.16 as presented in the statement of financial position, for a difference of $0.04. This difference was the result of additional information collected up to the date the financial statements were prepared and available to be issued. The valuation/cancellation of Units was not affected by this difference.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assumes reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the net asset value of the units of the Trust.

Sprott Physical Copper Trust	December 31, 2025

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the period shown. The chart shows, in percentage terms, how much an investment made on the first day of the period would have increased or decreased by the last day of each period.

1	For the period from June 6, 2024 (commencement of operations) to December 31, 2024.

Annual Compound Returns

The following table presents the Trust’s annual compound return since inception and for the periods shown ended December 31, 2025 along with a comparable market index. The table is used only to illustrate the effects of the compound growth rate and is not intended to reflect future values of the Trust or future returns on investments in the Trust.

	1 Year	3 Year	5 Year	10 Year	Since Inception[1]
Sprott Physical Copper Trust	42.17%	N/A	N/A	N/A	9.94%
Sprott Physical Copper Trust - Market[2]	73.20%				8.16%
Spot Copper	43.76%				15.56%

1	For the period from June 6, 2024 (commencement of operations) to December 31, 2025.

2	Annual compound return based on market price is calculated using the USD closing price of units of the Trust traded on the TSX.

Sprott Physical Copper Trust	December 31, 2025

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at December 31, 2025 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION
Asset Class	% of Net Asset Value
Copper	95.5
Cash	4.5
Other assets, less liabilities	—

Total Net Asset Value (000’s)	$131,433

TOP HOLDINGS
Position	% of Net Asset Value
Physical copper	95.5
Cash	4.5
Other assets, less liabilities	—
Total	100.0

The summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Copper Trust

Audited financial statements

December 31, 2025

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Sprott Asset Management LP, the “Manager” of the Sprott Physical Copper Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. IFRS Accounting Standards have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting as at December 31, 2025 using the framework found in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at December 31, 2025 the Manager’s internal controls over financial reporting were effective.

The financial statements have been audited by the Trust’s independent auditors, KPMG LLP, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Manager of the Trust.

/s/ Kevin Hibbert
Kevin Hibbert
Director

March 13, 2026

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone:	(416) 777-8500
333 Bay Street Suite 4600	Fax:	(416) 777-8818
Toronto, ON M5H 2S5	Internet:	www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To Sprott Asset Management LP and the Unitholders of Sprott Physical Copper Trust

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Sprott Physical Copper Trust (the Trust) as of December 31, 2025 and 2024, the related statements of comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2025 and the period from April 12, 2024 (inception) to December 31, 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2025 and 2024, and its financial performance and its cash flows for the year ended December 31, 2025 and the period from April 12, 2024 (inception) to December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licenced Public Accountants

We have served as the Trust’s auditor since 2024.

Toronto, Canada

March 13, 2026

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Sprott Physical Copper Trust

Statement of comprehensive income (loss)

(in thousands of U.S. dollars, except unit amounts)

	For the year ended December 31, 2025	For the period from April 12, 2024 to December 31, 2024
	$	$
Income
Net realized gains (losses) on sale of copper (note 5)	(1,739)	—
Net change in unrealized gains (losses) on copper (note 5)	40,261	(12,542)
Other income	119	243
	38,641	(12,299)

Expenses
Management fees (note 8)	508	274
Storage fees	503	362
Audit fees	112	139
Administrative fees	63	106
Legal fees	55	34
Listing and regulatory filing fees	41	149
Unitholder reporting costs	28	33
Independent Review Committee fees	8	9
Trustee fees	4	2
Custodial fees	3	2
Net foreign exchange losses (gains)	2	1
Commissions (note 8)	—	1,018
	1,327	2,129

Net income (loss) and comprehensive income (loss)	37,314	(14,428)
Weighted average number of Units	10,968,815	11,046,006

Increase (decrease) in total equity from operations per Unit	3.40	(1.31)

The accompanying notes are an integral part of these financial statements.

Sprott Physical Copper Trust

Statement of financial position

(in thousands of U.S. dollars)

	As at December 31, 2025	As at December 31, 2024
	$	$
Assets
Cash	5,932	891
Prepaid assets	178	—
Sales tax recoverable	29	189
Copper (note 5)	125,502	89,246
Total assets	131,641	90,326

Liabilities
Accounts payable	208	259
Total liabilities	208	259

Equity
Unitholders’ capital	113,514	110,056
Unit premiums and reserves	202	61
Retained earnings (deficit)	23,817	(13,975)
Underwriting commissions and issue expenses	(6,100)	(6,075)
Total equity (note 7)	131,433	90,067

Total liabilities and equity	131,641	90,326

Total equity per Unit	11.60	8.16

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP, by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Sprott Physical Copper Trust

Statement of changes in equity

(in thousands of U.S. dollars, except unit amounts)

For the year ended December 31, 2025 and period from April 12, 2024 to December 31, 2024

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance as at April 12, 2024	1	—	—	—	—	—
Cancellation of Unit	(1)	—	—	—	—	—
Proceeds from issuance of Units (note 7)	11,202,900	111,736	—	—	—	111,736
Cost of redemption of Units (note 7)	(168,043)	(1,680)	453	—	61	(1,166)
Net income (loss) and comprehensive income (loss) for the period	—	—	(14,428)	—	—	(14,428)
Underwriting commissions and issue expenses	—	—	—	(6,075)	—	(6,075)
Balance as at December 31, 2024	11,034,857	110,056	(13,975)	(6,075)	61	90,067
Balance as at January 1, 2025	11,034,857	110,056	(13,975)	(6,075)	61	90,067
Proceeds from issuance of Units (note 7)	622,019	6,763	—	—	—	6,763
Cost of redemption of Units (note 7)	(330,374)	(3,305)	478	—	141	(2,686)
Net income (loss) and comprehensive income (loss) for the year	—	—	37,314	—	—	37,314
Underwriting commissions and issue expenses	—	—	—	(25)	—	(25)
Balance as at December 31, 2025	11,326,502	113,514	23,817	(6,100)	202	131,433

The accompanying notes are an integral part of these financial statements.

Sprott Physical Copper Trust

Statement of cash flows

(in thousands of U.S. dollars)

	For the year ended December 31, 2025	For the period from April 12, 2024 to December 31, 2024
	$	$
Cash flows from operating activities
Net income (loss) for the year	37,314	(14,428)
Adjustment to reconcile net income (loss) for the year to net cash from operating activities
Net realized (gains) losses on sales of copper	1,739	—
Net change in unrealized (gains) losses on copper	(40,261)	12,542
Net changes in operating assets and liabilities
(Increase) decrease in prepaid assets	(178)	—
(Increase) decrease in sales tax recoverable	160	(189)
Increase (decrease) in accounts payable	(51)	259
Net cash provided by (used in) operating activities	(1,277)	(1,816)

Cash flows from investing activities
Purchases of copper	—	(101,788)
Sales of copper	2,266	—
Net cash provided by (used in) investing activities	2,266	(101,788)

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	6,763	111,736
Payments on redemption of Units (note 7)	(2,686)	(1,166)
Underwriting commissions and issue expenses	(25)	(6,075)
Net cash provided by (used in) financing activities	4,052	104,495

Net increase (decrease) in cash during the year	5,041	891
Cash at beginning of year	891	—
Cash at end of year	5,932	891

The accompanying notes are an integral part of these financial statements.

Sprott Physical Copper Trust Notes to financial statements	December 31, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

1. Organization of the Trusts

Sprott Physical Copper Trust (the “Trust”) is a closed-end investment trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of April 12, 2024, as amended and restated on May 10, 2024. The commencement of operations of the Trust was June 6, 2024. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trust. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Investor Services Trust also acts as custodian on behalf of the Trust for the Trust’s assets other than physical copper. Access World, Pacorini Global Services (PGS), and C. Steinweg Group individually act as custodians on behalf of the Trust for the physical copper owned by the Trust. The Trust’s registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical copper without the inconvenience that is typical of a direct investment in physical copper. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical copper and does not speculate with regard to short-term changes in copper prices.

The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of the Trust are as follows:

Trust	Trust Agreement date	Initial Public Offering date	TSX USD and CAD symbols, respectively
Sprott Physical Copper Trust	April 12, 2024, as amended and restated as of May 10, 2024	June 6, 2024	COP.U, COP.UN

The financial statements for the Trust are as at and for the year ended December 31, 2025. These financial statements were authorized for issue by the Manager on March 13, 2026.

2. Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in equity during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical copper and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Copper Trust Notes to financial statements	December 31, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

3. Summary of Material Accounting Policies

The following is a summary of material accounting policy information followed by the Trust:

Physical copper

Investments in physical copper are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards (“IAS”) 40, Investment Property fair value model. Investment transactions in physical copper are accounted for on the trade date basis. Realized and unrealized gains and losses of holdings are calculated on a weighted average cost basis. From time to time, the Trust enters into location exchanges with third parties whereby the Trust provides copper to the counterparty at a storage facility and receives similar copper at an alternate storage facility.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition. Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost. Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust would not have any income tax liability. As a result, the Manager has determined that the Trusts are in substance not taxable and therefore do not record income taxes in the statements of comprehensive income (loss) nor do they recognize any deferred tax assets or liabilities in the statements of financial position.

Functional and presentation currency

The Trust’s functional and presentation currency is the U.S. dollar. The Trust’s performance is evaluated and its liquidity is managed in U.S. dollars. Therefore, the U.S. dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Future accounting standards

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces changes with how an entity presents its statement of operations, including mandatory totals and subtotals, as well as classification of income and expenses into five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 also requires additional disclosure around management-defined performance measures.

IFRS 18 is effective for the Trust’s fiscal year beginning January 1, 2027 and will be applied retrospectively. The Trust is currently assessing the impacts of the conversion to IFRS 18.

Sprott Physical Copper Trust Notes to financial statements	December 31, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trust has made in preparing the financial statements:

Estimation uncertainty

For income tax purposes, the Trust generally treats gains (or losses) from the disposition of copper as capital gains (or losses), rather than income, as the Trust intends to be a long-term passive holder of copper, and generally disposes of its holdings in copper only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of investment trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains (or losses), although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trust based its assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trust uses a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value its investments. The fair value hierarchy has the following levels:

Level 1	Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trust has the ability to access at the measurement date;
Level 2	Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and
Level 3	Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical copper is measured at fair value. The fair value measurement of all copper falls within Level 2 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, sales tax recoverable, other assets, accounts payable, due to manager and trade and other liabilities, where applicable, approximate their fair values due to their short-term nature.

The reconciliation of copper holdings for the year ended December 31, 2025 and the period ended December 31, 2024 is presented as follows:

	December 31, 2025	December 31, 2024[1]
	$	$
Balance at beginning of year	89,246	—
Purchases	—	101,788
Sales	(2,266)	—
Net realized gains (losses) on sales of physical copper	(1,739)	—
Net change in unrealized gains (losses)	40,261	(12,542)
Balance at end of year	125,502	89,246

1	For the period from April 12, 2024 to December 31, 2024.

The acquisition costs of physical copper as at December 31, 2025 and 2024 were $97,783 and $101,788, respectively.

Sprott Physical Copper Trust Notes to financial statements	December 31, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

6. Financial Risk, Management and Objectives

The Trust’s objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trust has investment guidelines that sets out its overall business strategies, its tolerance for risk and its general risk management philosophy, as noted in the Trust’s offering documents. The Trust’s Manager is responsible for identifying and managing risks. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the copper that it holds. Only certain risks of the Trust are actively managed by the Manager, as the Trust is a passive investment vehicle. Significant risks that are relevant to the Trust are discussed below.

Price risk

Price risk arises from the possibility that changes in the market price of the Trust’s investments, which consist almost entirely of copper, will result in changes in fair value of such investments. If the price of copper increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $1.3 million (December 31, 2024: $0.9 million); conversely, if the value of copper decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust’s assets, substantially all of which consist of investment in copper, are priced in U.S. dollars. Some of the Trust’s expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its assets and liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such assets and liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

As at December 31, 2025, approximately ($159) (December 31, 2024: $60) of the Trust’s sales tax recoverable, other assets, and accounts payable were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. dollars would not have a material impact to the Trust.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling copper transactions. It is the Trust’s policy to only transact with reputable counterparties. The Manager, in conjunction with its Advisor, closely monitors the creditworthiness of the Trust’s counterparties, such as copper suppliers, by reviewing their financial statements when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled transactions in copper by only engaging in transactions with copper suppliers with high creditworthiness who are governed by the membership and governance rules of the London Metal Exchange (“LME”). The LME is a Recognized Investment Exchange (RIE), regulated directly by the Financial Conduct Authority (FCA) for the trading of industrial metals.

Sprott Physical Copper Trust Notes to financial statements	December 31, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and physical copper. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for limited redemptions semi-annually, as described in Note 7, which requires 15-day advance notice to the Trust. The Trust’s liquidity risk is minimal, since its primary investment is physical copper, which trades in a highly liquid market. All of the Trust’s financial liabilities, including trade and other, accounts payable and management fees payable, as applicable, have maturities of less than three months.

Concentration risk

The Trust’s risk is concentrated in physical copper held by two custodians, whose value constitutes 63.5% and 32.0% of total equity as at December 31, 2025. (70.1%, 19.1%, and 9.9% of total equity for physical copper held across three custodians as at December 31, 2024).

Tax Loss Carryforwards

As of the taxation period ended December 31, 2025, the Trust had capital losses available for tax purposes of $202 (December 31, 2024: $nil).

7. Unitholders’ Capital

The Trust is authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. Currently, the Trust’s capital is represented by the issued, redeemable, transferable Trust Units. Incremental costs directly attributable to the issue of new units are shown in equity as a deduction from the proceeds. Quantitative information about the Trust’s capital is provided in its statements of changes in equity. Under the trust agreement, Units may be redeemed at the option of the unitholder on a semi-annual basis for physical copper or cash. The aggregate number of units that may be redeemed shall not exceed 1.5% of the number of Units outstanding at each redemption period. Redemption notice periods are in April and October each year whereby duly executed redemption notices must be received between April 15 to April 30 (inclusive) and October 15 to October 31 (inclusive). Valuation/cancellation (of the Units) date will be the last business day of the subsequent month (May/November). Units redeemed for physical copper will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units. Redemption requests must be for amounts that are at least equivalent to 100 metric tons of copper, or an integral multiple thereof, plus applicable expenses. In this regard, a unitholder may also receive cash when redeeming Units in exchange for physical copper to satisfy the value of any partial redemption. A Unitholder redeeming Units for copper will be responsible for the expenses incurred in connection with effecting the redemption including sales or other value-added taxes and applicable transfer and delivery expenses.

Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price (in U.S. dollars) of the Units traded on the TSX, for the five trading days ending on the applicable redemption date; and (ii) the Class Net Asset Value of the redeemed Units as at the Valuation Time on the applicable redemption date, less an administration fee payable to the Trust equal to the out-of-pocket fees, costs and expenses of the Trust associated with such redemption, including amounts payable under the management agreement in connection with the sale of copper to fund the cash redemption amount, and a further administration fee payable to the Manager equal to 1.0% of the aggregate Class Net Asset Value of the redeemed Units as at the valuation time on the applicable redemption date to offset the handling, logistical requirements and administration in connection with a redemption of Units for cash.

Sprott Physical Copper Trust Notes to financial statements	December 31, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trust’s units are classified as equity on the statement of financial position, since the Trust’s units meet the criteria in IAS 32, Financial Instruments: Presentation for classification as equity. The units entitle the holder to a pro-rata share of net assets, are the most subordinate class, and total expected cash flows attributable to the units are based on the change in fair value of the Trust.

Net Asset Value

NAV is defined as the Trust’s net assets (fair value of total assets less fair value of total liabilities) calculated using the value of physical copper based on the end-of-day price provided by widely recognized pricing sources.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders’ capital in the statement of financial position can vary depending on the demand for subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of such Units beyond those included in its trust agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust’s objectives for managing capital are:

•	To invest and hold substantially all of the Trust’s assets in physical copper; and

•	To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trust in managing its capital.

8. Related Party Disclosures

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable sales taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. As at December 31, 2025, the Trust has no management fee payable, as included in Accounts payable in the statements of financial position compared to a nominal amount of management fee payable as at December 31, 2024.

Pursuant to the management agreement, the Trust pays the Manager a commission of 1% of the gross value of any purchases or sales of copper, plus any applicable sales taxes, provided that the Manager shall be responsible for any and all third party brokerage fees, commissions and service charges and other similar fees relating to all such transactions. The Trust also pays the Manager an enhancement fee equal to 50% of the profit on all other transactions involving copper, which are not outright purchases or sales of copper, such as lending and exchange transactions. For the year ended December 31, 2025, enhancement fees due to the Manager amounted to $0.1 million and commissions and other services due to the Manager amounted to a nominal amount, compared to $nil and $1.0 million respectively for the period from June 6, 2024 to December 31, 2024. As at December 31, 2025, enhancement fees payable to the Manager amounted to $nil, and commissions and other services payable to the Manager amounted to $nil, compared to $nil and $nil respectively as at December 31, 2024.

Sprott Physical Copper Trust Notes to financial statements	December 31, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

Upon any unitholders’ redemption for cash, the unitholders pay the Manager an administration fee equivalent to 1.0% of the aggregate Class Net Asset Value of the redeemed Units as at the applicable redemption date. For the year ended December 31, 2025, administration fees charged to the unitholders from the Manager amounted to a nominal amount, compared to $nil for the period from June 6, 2024 to December 31, 2024.

As of December 31, 2025, Sprott Inc., the parent entity of the Manager, held 1,029,000 units of the Trust (December 31, 2024: 844,000 units).

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

11. Subsequent Events

On February 17, 2026, in connection with the previous approval by the United States’ Securities and Exchange Commission (the “SEC”) of a Rule 19b-4 application filed by the NYSE Arca to list and trade the Trust’s trust units on NYSE Arca, amendments were made to the Trust’s trust agreement.

The amendments to the trust agreement provide that, following the Trust’s unitholder approval at a meeting of unitholders as required under applicable Canadian securities laws, the Trust’s current semi-annual redemption feature will become a monthly redemption feature and the current cap on the number of units that can be redeemed each redemption period (currently capped at 1.5% of the outstanding units at the end of the applicable notice period) will be removed, and make certain consequential changes related to the foregoing and the potential listing of the units on the NYSE Arca. The date of the unitholders meeting is currently pending and will be announced in due course.

Corporate Information

Head Office

Sprott Physical Copper Trust
Royal Bank Plaza, South Tower
200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1
Toll Free: (888) 622-1813
Email: bullion@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP

5300 Commerce Court

West 199 Bay Street

Toronto, Ontario M5L 1B9

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

www.sprott.com